SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*


                            MICRO THERAPEUTICS, INC.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59500W100
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                 August 29, 2003
 -----------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 2 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Micro Investment, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 3 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-3986317
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 4 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Warburg Pincus & Co.                              I.R.S. #13-6358475
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 5 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Warburg Pincus LLC                                I.R.S. #13-3536050
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 6 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Vertical Fund I, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            -0-
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 7 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Vertical Fund II, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            -0-
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP No.   59500W100                                     Page 8 of 17 pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          ev3 LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        -0-
                ----------------------------------------------------------------
NUMBER OF          8    SHARED VOTING POWER
SHARES
BENEFICIALLY            24,336,759
OWNED BY EACH   ----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        24,336,759
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,336,759
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

     This Amendment No. 6 amends the Schedule 13D originally filed on June 5, 2001, as amended by Amendment No. 1, filed on June 21, 2001, as further amended by Amendment No. 2, filed on July 27, 2001, as further amended by Amendment No. 3, filed on September 6, 2002, as further amended by Amendment No. 4, filed on October 2, 2002, and as further amended by Amendment No. 5, filed on February 21, 2003 (as so amended, the "Original 13D"), on behalf of Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP", and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"), Vertical Fund I, L.P., a Delaware limited partnership ("VFI"), and Vertical Fund II, L.P., a Delaware limited partnership ("VFII"). This Amendment No. 6 to the Original 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original 13D.

     On August 29, 2003, ev3 LLC, a Delaware limited liability company ("ev3 LLC"), entered into a Contribution and Exchange Agreement with the members of Micro LLC pursuant to which the members of Micro LLC contributed 100% of their membership interests to ev3 LLC in exchange for the issuance by ev3 LLC of Class A Preferred Membership Units ("Class A Preferred Units"). WPEP, VFI and VFII were former members of Micro LLC. As a result of the contribution of their Micro LLC membership interests to ev3 LLC, each of WPEP, VFI and VFII, is, as of the


                               Page 9 of 17 pages
date of this filing, a member of ev3 LLC and holds Class A Preferred Units. As of the date of this filing, ev3 LLC owned 100% of the membership interests of Micro LLC. As of the date of this filing, Micro LLC owned 24,336,759 shares of the Common Stock. By virtue of ev3 LLC's ownership of 100% of the membership interests of Micro LLC, ev3 LLC may be deemed to beneficially own all of the shares of Common Stock owned by Micro LLC. As of the date of this filing, WPEP controlled approximately 75.5% of the voting power of ev3 LLC.

     The terms of the Class A Preferred Units, a copy of which is attached hereto as Exhibit B, contain a provision providing that on or after August 29, 2004 and at the election of the holders of a majority of the Class A Preferred Units then outstanding, all of the Class A Preferred Units may be exchanged for 100% of the membership interests of MI LLC. The percentage of membership interests of MI LLC acquirable by each holder of Class A Preferred Units upon such exchange would be equal to the percentage obtained by dividing (i) the number of Class A Preferred Units owned by such holder at the time of the exchange, by (ii) the total number of Class A Preferred Units outstanding at the time of the exchange.

     This Amendment No. 6 to the Original 13D (i) adds ev3 LLC as a "Reporting Person" and (ii) removes each of VFI and VFII as "Reporting Persons" because each of VFI and VFII have ceased to be the beneficial owner of more than five percent of the Common Stock. Micro LLC, ev3 LLC and the Warburg Pincus Reporting Persons are hereinafter referred to as the "Reporting Persons."

Item 2. Identity and Background.

     Items 2(a) through (f) are hereby amended and restated in their entirety to read as follows:


                              Page 10 of 17 pages

     (a) This statement is filed by the Reporting Persons. The sole member of Micro LLC is ev3 LLC. The sole general partner of WPEP is WP. WP LLC manages WPEP. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on Schedule I hereto. The members of ev3 LLC and their respective business addresses and principal occupations are set forth on Schedule II hereto.

     (b) The address of the principal business and principal office of each of Micro LLC and the Warburg Pincus Reporting Persons and those persons listed on
Schedule I is c/o Warburg Pincus & Co., 466 Lexington Avenue, New York, New York 10017. The address of the principal business and principal office of ev3 LLC and those persons listed on Schedule II hereto is c/o ev3 Inc., 4600 Nathan Lane North, Plymouth, Minnesota 55442, other than (i) the Warburg Pincus Reporting Persons whose address is a set forth immediately above and (ii) VFI and VFII whose address is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, New Jersey 07091.

     (c) The principal business of ev3 LLC is that of a limited liability company formed for the purpose of holding the capital stock and membership interests of its subsidiaries. The principal business of Micro LLC is that of a limited liability company engaged in making venture capital and related investments. The principal business of WPEP is that of making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg Pincus International Partners, L.P., a Delaware limited partnership ("WPIP"), Warburg, Pincus Ventures International, L.P., a British Virgin Islands limited partnership ("WPVI"), Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), and Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"). The principal business of WP LLC is acting as manager of WPEP, WPIP, WPVI, WPV and WPI.


                              Page 11 of 17 pages

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 4. Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion:

     On August 15, 2003, Micro LLC acquired 131,171 shares of Common Stock, as liquidated damages for the Company's failure to have a registration statement under that certain Securities Purchase Agreement, dated as of September 3, 2002, by and among the Company, Micro LLC and the other investors identified on the signature pages thereto, declared effective by the Securities and Exchange Commission by March 31, 2003. The amount of the damages was $587,382.69, or approximately $4.478 per share of Common Stock.


                              Page 12 of 17 pages

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b), (c) and (e) are hereby amended and restated in their entirety to read as follows:

     (a) As of August 29, 2003, ev3 LLC and Micro LLC may be deemed to beneficially own 24,336,759 shares of Common Stock, representing 69.7% of the outstanding Common Stock, based on the 34,896,993 shares of Common Stock outstanding as of such date, as represented by the Company in its Form 10-Q for the quarter ended June 30, 2003. By reason of their respective relationships with ev3 LLC and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock that ev3 LLC owns.

     (b) Each of ev3 LLC and Micro LLC share the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,336,759 shares of Common Stock it may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with ev3 LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,336,759 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.


                              Page 13 of 17 pages

     (c) Other than the acquisition of 131,171 shares of Common Stock by Micro LLC on August 15, 2003 (as summarized in Item 4 above) and the acquisition of beneficial ownership of 24,336,759 shares of Common Stock by ev3 LLC on August 29, 2003, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or any of the persons set forth on Schedule I, Schedule II or in Item 2(d) hereto.

     (e) On August 29, 2003, each of VFI and VFII ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an Amended and Restated Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Original 13D and any amendment or amendments thereto, including this Amendment No. 6 to the Original 13D.

     Micro LLC and ev3 LLC have entered into the Terms of Class A Preferred Membership Units Exchange Right, dated August 29, 2003 (the "Class A Exchange Right Terms"). The Class A Exchange Right Terms, a copy of which is attached hereto as Exhibit B, contain a provision providing that on or after August 29, 2004 and at the election of the holders of a majority of the Class A Preferred Units then outstanding, all of the Class A Preferred Units may be exchanged for 100% of the membership interests of MI LLC. The percentage of membership interests of MI LLC acquirable by each holder of Class A Preferred Units upon such exchange would be equal to the percentage obtained by dividing (i) the number of Class A Preferred Units owned by such holder at the time of the exchange, by (ii) the total number of Class A Preferred Units outstanding at the time of the exchange.


                              Page 14 of 17 pages

Item 7. Material to Be Filed as Exhibits.

     Exhibit A.   Amended and Restated Joint Filing Agreement, dated August 29,
                  2003, by and among the Reporting Persons.

     Exhibit B.   Terms of Class A Preferred Membership Units Exchange Right,
                  dated August 29, 2003, between ev3 LLC and Micro Investment,
                  LLC.

     Schedule II. Information relating to the members of ev3 LLC.


                              Page 15 of 17 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2003            EV3 LLC


                                     By:  /s/  Paul Buckman
                                          --------------------------------------
                                          Name:   Paul Buckman
                                          Title:  President and Chief Executive
                                                  Officer


Dated:  September 2, 2003            MICRO INVESTMENT, LLC
                                          By:  ev3 LLC, Managing Member


                                     By:  /s/  Paul Buckman
                                          --------------------------------------
                                          Name:   Paul Buckman
                                          Title:  President and Chief Executive
                                                  Officer


Dated:  August 29, 2003              WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                          By:  Warburg Pincus & Co., General
                                               Partner


                                     By:  /s/  Elizabeth H. Weatherman
                                          --------------------------------------
                                          Name:   Elizabeth H. Weatherman
                                          Title:  Partner


Dated:  August 29, 2003              WARBURG PINCUS & CO.


                                     By:  /s/  Elizabeth H. Weatherman
                                          --------------------------------------
                                          Name:   Elizabeth H. Weatherman
                                          Title:  Partner


Dated:  August 29, 2003              WARBURG PINCUS LLC


                                     By:  /s/  Elizabeth H. Weatherman
                                          --------------------------------------
                                          Name:   Elizabeth H. Weatherman
                                          Title:  Member

Dated:  August 29, 2003              VERTICAL FUND I, L.P.
                                          By:  The Vertical Group, L.P.,
                                               General Partner


                                     By:  /s/  Richard B. Emmitt
                                          --------------------------------------
                                          Name:   Richard B. Emmitt
                                          Title:  General Partner


Dated:  August 29, 2003              VERTICAL FUND II, L.P.
                                          By:  The Vertical Group, L.P.,
                                               General Partner


                                     By:  /s/  Richard B. Emmitt
                                          --------------------------------------
                                          Name:   Richard B. Emmitt
                                          Title:  General Partner

                                                                     SCHEDULE II


     Set forth below is the name, citizenship or place of organization, address, position and present principal occupation of each of the members of ev3 LLC, a Delaware corporation.

                         Citizenship
                         or Place
                               of          Position with                     Present
        Name             Organization         ev3 LLC                      Occupation
        ----             ------------         -------                      ----------

Warburg, Pincus          Delaware               N/A                           N/A
Equity Partners, L.P.

Warburg, Pincus          Netherlands            N/A                           N/A
Netherlands Equity
Partners I, C.V.

Warburg, Pincus          Netherlands            N/A                           N/A
Netherlands Equity
Partners II, C.V.

Warburg, Pincus          Netherlands            N/A                           N/A
Netherlands Equity
Partners III, C.V.

Vertical Fund I, L.P.    Delaware               N/A                           N/A

Vertical Fund II, L.P.   Delaware               N/A                           N/A


Paul Buckman             U.S.           President and Chief           President and Chief
                                         Executive Officer            Executive Officer of
                                                                            ev3 Inc.

Jim Corbett              U.S.             Executive Vice            Executive Vice President
                                            President                  and President of
                                                                    International of ev3 Inc.

Cecily Hines             U.S.             Vice President,           Vice President, General
                                        Chief Legal Officer          Counsel and Corporate
                                           and Secretary             Secretary of ev3 Inc.

Paul Kapsner             U.S.                  None                 Regional Sales Manager of
                                                                   Central Region of ev3 Inc.

Stacy Enxing Seng        U.S.                  None                Vice President, Marketing

Dale Spencer             U.S.                  None                 Chairman of the Board of
                                                                 Directors of ev3 Inc. and a
                                                                         Consultant

Dale A. Spencer          Minnesota             None                           N/A
Revocable Trust U/A
dated 10/7/97